UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020.

Commission File Number 001-38755

Suzano S.A.

(Exact name of registrant as specified in its charter)

SUZANO INC.

(Translation of Registrant’s Name into English)

Av. Professor Magalhaes Neto, 1,752

10th Floor, Rooms 1010 and 1011

Salvador, Brazil 41 810-012

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report and exhibits are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on January 24, 2020 (File Nos. 333-236083, 333-236083-01 and 333-236083-02), and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

Table of Contents

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three and Nine Months Periods Ended September 30, 2020	Page 3

Recent Developments	Page 11

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the consolidated financial condition and operating results of Suzano S.A. (“Suzano” or the “Company”) should be read together with Suzano’s unaudited condensed consolidated interim financial information for the three and nine-month period ended September 30, 2020.

The following discussion contains forward-looking statements that involve risks and uncertainties. The actual results of Suzano may differ significantly from those discussed in the forward-looking statements for several reasons, including, without limitation, the risks described in “Forward-Looking Statements” and “Item 3D. Risk Factors” in Suzano’s 2019 Form 20-F for the year ended December 31, 2019, filed with the SEC on March 31, 2020 (SEC File No. 001-38755).

New Accounting Pronouncements and Changes in the Accounting Policies Adopted

Translation into currency presentation

Due to the merger of shares (incorporação de ações) with Fibria (which we refer to as “Merger”), the Company had several changes in the structure, activities and operations during 2019 that led management to conclude that they needed to reassess the functional currency of its subsidiaries whose functional currency was different from Brazilian Reais.

Those facts resulted in the corporate reorganization, and have impacted how management conducted the Company’s business in order to achieve the alignment between the cultures of the two previous companies, the unification of processes, operating, tax systems and strategies, through synergy gains arising from the business combination. In this process, some of Company’s wholly-owned subsidiaries were considered an extension of the activities of the parent company.

These circumstances collectively justify the change in the functional currency to Brazilian Real and they have occurred gradually during 2019, therefore it was not practicable to determine the date of the change at a precise point during the reporting period. Thus, the Company changed the functional currency of those wholly-owned subsidiaries as of January 1, 2020.

The cumulative translation adjustment arising from the translation of a foreign operation previously recognized in other comprehensive income will not be reclassified from equity to profit or loss until the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.

Therefore, the financial statements of foreign subsidiaries whose functional currency was different from Brazilian Reais in 2019, were translated using the criteria established below:

(i)	assets and liabilities are translated at the exchange rate in effect at period-end;

(ii)	revenues and expenses are translated based on the monthly average rate;

(iii)	the cumulative effects of gains or losses upon translation are recognized as accumulated foreign currency translation adjustments component of other comprehensive income.

And as from January 1, 2020, the financial statements of foreign subsidiaries are translated using the following criteria:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at period-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate;

(iv)	the cumulative effects of gains or losses upon translation are recognized in the other comprehensive income period-end.

Business combination – IFRS 3

This pronouncement was amended and clarifies definition of a “business”. It has also permitted a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The Company assessed the content of this pronouncement and did not identify any material impacts.

Presentation of financial statements – IAS 1 and Accounting policies, changes in accounting estimates and errors – IAS 8

This pronouncement was amended to clarify the definition of a “material” and how it should be applied by (i) including guidance within the definition that until now had been featured elsewhere in IFRS Standards; (ii) improving the explanations accompanying the definition; and (iii) ensuring that the definition of “material” is consistent across all IFRS Standards. The Company assessed the content of this pronouncement and did not identify any material impacts.

Conceptual framework for financial reporting

This pronouncement was amended to include certain new concepts, provide updated definitions and recognition criteria for assets and liabilities and to clarify certain important concepts. The main changes are set forth below:

(i)	the objective of financial reporting: describes the objective of general purpose financial reporting, the information needed to achieve that objective and who uses the financial reports. The term “stewardship” was reintroduced, in order to clarify its meaning and defining the information needed to assess management’s stewardship and separates this from the information that users need to assess the prospects of the entity’s future net cash flows. Both types of information are required to provide information that is useful for making decisions about providing resources to the entity, and therefore achieves the objective of financial reporting.

(ii)	qualitative characteristics of useful financial information: the concepts of prudence and substance over form were reintroduced. It has also defined the concept of measurement uncertainty in assessing the usefulness of financial information, since in some cases relevant information may have a high level of measurement uncertainty, which may reduce its usefulness. Slightly less relevant information with lower measurement uncertainty may be preferable in such cases.

(iii)	financial statements and the reporting entity: describes new concepts, which clarify the scope and objective of financial statements and also provide a description of the reporting entity.

(iv)	the elements of financial statements: the definitions of assets and liabilities were revised and the definitions of income and expenses were updated accordingly, as set forth below:

Previous definition	New definition
Asset: A resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity.	Asset: A present economic resource controlled by the entity as a result of past events. An economic resource is a right that has the potential to produce economic benefits.

The new definition clarifies that an asset is an economic resource, and that the potential economic benefits no longer need to be “expected” to flow to the entity. Thus, they do not need to be certain or even likely, but if this is the case, the recognition and measurement of the asset may be affected.

Liability: A present obligation of the entity arising from past events, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.	Liability: A present obligation of the entity to transfer an economic resource as a result of past events.

The main difference is that the new definition clarifies that a liability is the obligation to transfer an economic resource, and not the ultimate outflow of economic benefits. The outflow also no longer needs to be ‘expected’, similar to the change in the definition of an asset, above. It was also introduced the concept of ‘no practical ability to avoid’ to the definition of an obligation, and factors used to assess this will depend on the nature of an entity’s duty or responsibility, which requires the use of judgement.

Income: Increases in economic benefits during the accounting period in the form of inflows or enhancements of assets, or decreases of liabilities, that result in increases in equity, other than those relating to contributions from equity participants.	Income: Increases in assets, or decreases in liabilities, that result in increases in equity, other than those relating to contributions from holders of equity claims.

Expense: Decreases in economic benefits during the accounting period in the form of outflows or depletions of assets, or incurrences of liabilities, that result in decreases in equity, other than those relating to distributions to equity participants.	Expense: Decreases in assets, or increases in liabilities, that result in decreases in equity, other than those relating to distributions to holders of equity claims.

(v)	recognition and derecognition: the criteria for recognizing assets and liabilities in the financial statements were reviewed. The pronouncement states that recognition is only appropriate if it results in both relevant information about the element being recognized, and faithful representation of that element. On the other hand, derecognition should aim to faithfully represent those assets and liabilities retained after the transaction, if any, and any change in assets and liabilities as a result of the transaction that led to the derecognition.

(vi)	measurement: new guidance was introduced about measurement bases and provide factors to consider when selecting a measurement basis. Therefore, two categories of measurement basis were identified:

•	historical cost

•	current value: which comprises fair value, value in use of assets and fulfilment value for liabilities and current cost.

(vii)	Presentation and disclosure: the concepts were reviewed as to (i) how information should be presented and disclosed in financial statements (ii) classifying income and expenses in the statement of income and (iii) whether and when income and expenses included in other comprehensive income should subsequently be recycled to statement of income. Additionally, it reinforces that statement of income is the primary source of information about the entity’s financial performance.

(viii)	concepts of capital and capital maintenance: describes the concepts of capital and capital maintenance and profit determination and adjustments for capital maintenance, the content of this item has not changed.

The Company assessed the content of this pronouncement and did not identify any material impacts.

Lease – IFRS 16

This pronouncement was changed as a result of benefits related to Covid-19 granted to lessee under lease agreements. The Company assessed the content of this pronouncement and did not identify any impacts, for the clauses of the current lease agreements remained unchanged.

New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s unaudited consolidated condensed interim financial information.

Results of Operations – Three and nine Months ended September 30, 2020 compared to three and nine months ended September 30, 2019

The following discussion of Suzano’s results of operations is based on (i) Suzano’s audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, which we refer to as Suzano’s “Audited Consolidated Financial Statements,” prepared in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards (IFRS) as issued by IASB, and (ii) our unaudited condensed consolidated interim financial information for the three and nine-month period ended September 30, 2020 presented in accordance with IAS 34 Interim Financial Reporting, as issued by IASB. References to increases or decreases in any year or period are made by comparison with the corresponding prior year or period, except as the context otherwise indicates.

	For the nine-month period ended September 30,			For the three-month ended September 30,
	2020	2020	2019	2020	2020	2019
Three and nine-month period ended September 30, 2020 compared to nine-month period ended September 30, 2019	US$ (3)	(in thousands of R$), except per share data		US$ (3)	(in thousands of R$), except per share data
Net sales	3,979,524	22,447,301	18,963,990	1,324,452	7,470,835	6,599,909
Cost of sales	(2,496,620)	(14,082,687)	(14,933,426)	(793,163)	(4,473,994)	(4,986,414)
Gross profit	1,482,904	8,364,614	4,030,564	531,289	2,996,841	1,613,495

Operating income (expenses)
Selling	(280,928)	(1,584,628)	(1,367,298)	(92,647)	(522,594)	(469,014)
General and administrative	(170,774)	(963,286)	(887,772)	(55,443)	(312,735)	(278,976)
Income from associates and joint ventures	1,312	7,402	21,247	1,836	10,354	15,678
Other, net	36,922	208,267	268,447	(733)	(4,135)	116,132
Operating profit before net financial income (expenses)	1,069,436	6,032,369	2,065,188	384,302	2,167,731	997,315

Net financial income (expenses)
Financial expenses	(617,819)	(3,484,931)	(3,123,771)	(242,059)	(1,365,381)	(1,058,484)
Financial income	46,375	261,586	393,374	10,356	58,413	108,143
Derivative financial instruments	(2,146,219)	(12,106,179)	(2,236,904)	(225,338)	(1,271,065)	(1,857,397)
Monetary and exchange variations, net	(3,012,819)	(16,994,406)	(3,383,054)	(291,562)	(1,644,611)	(3,685,540)
Net income (loss) before taxes	(4,661,046)	(26,291,561)	(6,285,167)	(364,301)	(2,054,913)	(5,495,963)

Income taxes
Current	(18,668)	(105,299)	(221,992)	(8,416)	(47,470)	(30,414)
Deferred	1,731,624	9,767,574	2,517,641	167,475	944,676	2,066,142
Net income (loss) for the period	(2,948,090)	(16,629,286)	(3,989,518)	(205,242)	(1,157,707)	(3,460,235)

Result of the period attributed to the controlling shareholders	(2,950,012)	(16,640,130)	(3,987,065)	(205,737)	(1,160,499)	(3,460,810)
Result of the period attributed to non-controlling shareholders	1,922	10,844	(2,453)	495	2,792	575

Earnings (loss) per share
Basic (1)	(2.18645)	(12.33313)	(2.95508)	(0.152480)	(0.86012)	(2.56504)
Diluted (2)	(2.18645)	(12.33313)	(2.95508)	(0.152480)	(0.86012)	(2.56504)

(1) Basic earnings per share is calculated using the income attributable to controlling shareholders divided by the weighted average number of outstanding common shares.

(2) Diluted earnings per share is calculated based on the results attributable to the controlling shareholders divided by the weighted average number of outstanding common shares, subtracted from the potential dilutive effect generated by the conversion of all common shares.

Due to the loss recorded in the period, we do not consider the dilution effect in the calculation

(3) In thousands of US$, except per share data. For convenience purposes only, amounts in reais in the nine months ended September 30, 2020 have been translated to U.S. dollars using a rate of R$5.6407 to US$1.00, the commercial selling rate for U.S. dollars at September 30, 2020 as reported by the Central Bank of Brazil. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Net sales revenue

Suzano’s net sales revenue increased 18.4%, or R$3,483.3 million, from R$18,964.0 million in the nine months ended September 30, 2019 to R$22,447.3 million in the corresponding period in 2020, mainly due to (i) a 22% increase in total sales volume and (ii) depreciation of the average real against the U.S. dollar.

Suzano’s net sales revenue from pulp increased 23.6%, or R$3,635.3 million, from R$15,396.0 million in the nine months ended September 30, 2019 to R$19,031.3 million in the corresponding period in 2020 mainly due to (i) a 26% increase in pulp sales volume and (ii) depreciation of the average real against the U.S. dollar. Suzano’s net sales revenue from pulp represented 84.8% of total net sales revenue in the nine months ended September 30, 2020, compared to 81.2% in the corresponding period in 2019.

Suzano’s net sales revenue from pulp exports increased 28.0%, or R$3,911.5 million in 2020, from R$13,963.8 million in the nine months ended September 30, 2019 to R$17,875.3 million in the corresponding period in 2020, mainly due to (i) a 29% increase in international pulp sales volume and (ii) depreciation of the average real against the U.S. dollar. Net revenues from pulp exports represented 93.9% of total net pulp revenues in the nine months ended September 30, 2020.

Suzano’s average international net sales price of pulp in the nine months ended September 30, 2020 decreased 24.0%, or US$146/ton, from US$611/ton in the nine months ended September 30, 2019 to US$465/ton in the corresponding period in 2020, mainly due to (i) the world’s condition of supply and demand and (ii) the change in pricing strategy in the beginning of the second semester of 2019. In the domestic market, Suzano’s average net pulp sales price decreased 16%, or R$367/ton, from R$2,344.0/ton in the nine months ended September 30, 2019 to R$1,977/ton in the corresponding period in 2020.

Suzano’s net sales revenue from paper decreased 4.3%, or R$152.0 million, from R$3,568.0 million in the nine months ended September 30, 2019 to R$3,416.0 million in the corresponding period in 2020. Net sales revenue from paper represented 18.8% of total net sales in the nine months ended September 30, 2019, compared to 15.2% in the corresponding period in 2020. The decrease in net sales revenue from paper in the nine months ended September 30, 2020 compared to the corresponding period in 2019 is largely due to a 7% drop in paper sales volumes related to the COVID-19 global scenario. Net revenues from paper exports represented 33.0% of total net revenues from paper in the nine months ended September 30, 2020. Suzano’s net sales revenue from paper in the domestic market decreased 7.2%, or R$177.2 million, from R$2,465.8 million in the nine months ended September 30, 2019 to R$2,288.6 million in the corresponding period in 2020, impacted mainly by a 9% drop in domestic paper sales volumes due to the COVID-19 global scenario.

The average international net paper sales price in 2020 decreased 18%, or US$175/ton, from US$972/ton in the nine months ended September 30, 2019 to US$797/ton in the corresponding period in 2020. In the domestic market, the average net paper sales price increased 1.8%, or R$73.3/ton, from R$4,136.9/ton in the nine months ended in September 30, 2019 to R$4,210.2/ton in the corresponding period in 2020.

Cost of sales

Suzano’s total cost of sales decreased 6.0%, or R$850.7 million, from R$14,933.4 million in the nine months ended September 30, 2019 to R$14,082.7 million in the corresponding period in 2020, mainly due to an 84% drop in amortization of the fair value adjustment on the Merger with Fibria, related to the realization of the full inventory step-up in the amount of R$2,178.9 million in the nine-month period ended in September 30, 2019. Without considering this fact, Suzano increased the sales volume in 1.7 million ton compared to the corresponding period in 2019, which contributed to an increase in total cost of sales: (i) R$1,192.2 million related to logistics costs and (ii) R$64.2 million related to raw materials, materials and services.

Gross profit

Suzano’s gross profit increased 107.5%, or R$4,334.1 million, from R$4,030.6 million in the nine months ended September 30, 2019 to R$8,364.6 million in the corresponding period in 2020. Suzano’s gross margin in the nine months ended September 30, 2019 was 21.3% compared to 37.3% in the corresponding period in 2020. This increase is mainly due to the factors mentioned above.

Selling, general and administrative

Suzano’s selling expenses increased 15.9%, or R$217.3 million, from R$1,367.3 million in the nine months ended September 30, 2019 to R$1,584.6 million in the corresponding period in 2020. The main variation is due to the increase in logistics costs of R$221.8 million, which was impacted by the depreciation of the Brazilian Reais and sales volume increase.

Suzano’s general and administrative expenses increased 8.5%, or R$75.5 million, from R$887.8 million in the nine months ended September 30, 2019 to R$963.3 million in the corresponding period in 2020. The variation is due to COVID-19 extraordinary expenses related to social actions of R$48.6 million and extra operational expenses of R$34.4 million.

Other, net

Suzano’s other operating income (expenses) decreased R$60.2 million, from an income of R$268.4 million in the nine months ended September 30, 2019 to an income of R$208.3 million in the corresponding period in 2020. The fluctuation is mainly due to gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis) in the nine months ended September 30, 2019, which contributed with R$128.1 million.

Operating profit before net financial income (expenses)

Suzano’s operating profit before net financial income (expense) increased 192.1%, or R$3,967.2 million, from a profit of R$2,065.2 million in the nine months ended September 30, 2019 to a profit of R$6,032.4 million in the corresponding period in 2020, due to sharp volume increase as well as more favorable exchange rate. Suzano’s operating margin in the nine months ended September 30, 2019 was 10.9% compared to 26.9% in the corresponding period in 2020. This increase is mainly due to the factors mentioned above.

Net financial income (expenses)

Suzano’s net financial (expenses) increased 287.1% or R$23,973.6 million, from a net financial expense of R$8,350.4 million for the nine months ended September 30, 2019 to a net financial expense of R$32,323.9 million in the corresponding period in 2020. This increase was largely due to (i) an increase in income (expenses) from derivative financial instruments of R$9,869.3 million and (ii) an increase in monetary and exchange rate variation of R$13,611.4 million for the nine months ended September 30, 2020 compared to the same period of 2019.

In addition, Suzano’s net financial (expenses) decreased 35.0% or R$2,270.6 million, from a net financial expense of R$ 6,493.3 million for the three months ended September 30, 2019 to a net financial expense of R$ 4,222.6 million in the corresponding period on 2020. This Decrease was mainly due to (i) a decrease in expenses from derivatives financial instruments of R$ 586.3 million and (ii) a decrease in monetary and exchange variation of R$ 2,040.9 million for the three months ended September 30,2020 compared to the period of 2019.

Net income (loss) before taxes

Suzano’s net (loss) before taxes increased 318.3% or R$20,006.4 million, from a net loss of R$6,285.2 million in the nine months ended September 30, 2019 to a net loss of R$26,291.6 million in the same period in 2020. This result was largely impacted by the factors mentioned above.

Income taxes

Suzano recorded an increase in income tax gains of 320.9% or R$7,366.6 million, from an income tax gain of R$2,295.6 million in the nine months ended September 30, 2019 compared to an income tax gain of R$9,662.3 million during the corresponding period in 2020. This increase was largely due to loss before taxes: (i) the fact that in the nine months period ended September 30, 2019 the effective rate of income and social contribution tax expenses was 36.8% compared to 36.5% in the same period of 2020 and (ii) an increase of R$20,006.4 million on loss before taxes.

Net income (loss) for the Period

Suzano’s net loss increased 316.8% or R$12,639.8 million, from net loss of R$3,989.5 million in the nine months ended September 30, 2019 to a net loss of R$16,629.3 million during the corresponding period in 2020. This result was mainly due to an increase in exchange rate variation of R$13,611.4 million for the nine months ended September 30, 2020 compared to the same period of 2019.

Suzano’s net loss decreased 67.5% or R$ 2,302.5 million, from net loss of R$3,460.2 million in the three months ended September 30, 2019 to a net loss of R$1,157.7 million during the corresponding period in 2020. This result was mainly due to a decrease in exchange rate variation of R$2,040.9 million for the three months ended September 30, 2020 compared to the same period of 2019.

Indebtedness

As of September 30, 2020, Suzano’s total consolidated outstanding indebtedness (which includes current and non-current loans, financing and debentures) was R$78,489.6 million, of which R$4,323.3 million represented current indebtedness, of which R$4,294.8 million refers to current indebtedness from loans and financing and R$28.5 million refers to current indebtedness related to debentures and R$74,166.3 million represented non-current indebtedness, of which R$68,752.0 million refers to non-current indebtedness from loans and financing and R$5,414.3 million refers to non-current indebtedness related to debentures. Below is a description of Suzano’s consolidated financings and loans:

		Average annual	Current		Non-current		Total
Type	Interest rate	interest rate - %	Sep 30, 2020	December 31, 2019	Sep 30, 2020	December 31, 2019	Sep 30, 2020	December 31, 2019
			(in thousands of R$)
In foreign currency
BNDES	UMBNDES	5.45	1,248	26,307	28,219	27,620	29,467	53,927
Bonds	Fixed	5.52	343,353	640,177	37,456,374	27,375,673	37,799,727	28,015,850
Export credits (ACC - pre-payment)	Libor/Fixed	1.49	2,322,355	1,994,868	21,973,110	15,431,478	24,295,465	17,426,346
Others			5,758	3,481	-		5,758	3,481
			2,672,714	2,664,833	59,457,703	42,834,771	62,130,417	45,499,604

In local currency
BNDES	TJLP	7.13	276,494	283,658	1,321,943	1,517,649	1,598,437	1,801,307
BNDES	TLP	10.62	22,144	18,404	427,083	441,233	449,227	459,637
BNDES	Fixed	4.99	30,745	39,325	54,447	77,333	85,192	116,658
BNDES	SELIC	5.51	91,768	78,458	1,058,104	718,017	1,149,872	796,475
FINAME	TJLP/Fixed	6.33	4,680	4,781	6,961	9,564	11,641	14,345
BNB	Fixed	6.75	35,136	37,815	130,748	156,904	165,884	194,719
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	6.27	1,050,787	2,860,938	2,986,962	2,952,451	4,037,749	5,813,389
Export credit note	CDI	6.66	5,256	131,914	1,274,724	1,270,065	1,279,980	1,401,979
Rural producer certificate	CDI	9.47	711	5,840	273,509	273,303	274,220	279,143
Export credits (“Pre payment”)	Fixed	7.77	50,423	77,694	1,313,392	1,312,586	1,363,815	1,390,280
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	7.80	81,218	76,596	441,982	475,905	523,200	552,501
Others (revolving cost, working capital, FDI and fair value adjustment on business combination with Fibria)	Fixed	0.40	(27,232)	(62,302)	4,422	4,559	(22,810)	(57,743)
Debentures	CDI	6.87	28,481	9,997	5,414,304	5,412,035	5,442,785	5,422,032
			1,650,611	3,563,118	14,708,581	14,621,604	16,359,192	18,184,722
			4,323,325	6,227,951	74,166,284	57,456,375	78,489,609	63,684,326

Interest on financing			579,196	886,886	-	136,799	579,196	1,023,685
Non-current funding			3,744,129	5,341,065	74,166,284	57,319,576	77,910,413	62,660,641
			4,323,325	6,227,951	74,166,284	57,456,375	78,489,609	63,684,326

For further information, see Suzano’s unaudited condensed consolidated interim financial information for the nine-month period ended September 30, 2020.

RECENT DEVELOPMENTS

COVID 19

Since the beginning of the pandemic, Suzano has adopted and maintained preventive and mitigating measures intend to minimize, to the extent possible, the harmful effects of the pandemic of COVID-19, also known as the coronavirus. These measures have been implemented in compliance with the rules and policies established by national and international health authorities, and are based on the pillars of safety of people, society and our businesses.

With respect to the goal of people and society, Suzano has adopted a series of measures aimed at minimizing the exposure of its team and/or mitigating exposure risks in order to provide security to its employees and third parties involved in its operations. Such measures include:

•                      Support to payroll costs of service providers’ for 90 days (from March to June 2020).

•                      Donations of personal hygiene products produced by the Company (e.g. toilet paper, napkins and disposable diapers), cups and face shields to vulnerable areas.

•                      Donations of over 159 respirators and approximately 1 million hospital masks to Federal and State Governments.

•                      Partnerships to deliver 6,500 respirators.

•                     Construction of a field hospital in the city of Teixeira de Freitas, Bahia, together with Veracel, which was handed over to the state government and opened in July 2020.

•                      Lending of forklifts to move donations received by the Red Cross.

•                      Support programs to small suppliers and customers, as well as indigenous, quilombola and other communities.

Regarding the protection of its business, Suzano has implemented a crisis management committee, while continuing with its regular operations. The World Health Organization (WHO) and several countries recognized the paper and pulp sector as a producer of essential goods, and therefore Suzano has taken measures to ensure, to the greatest extent possible, operational normality and full service to its customers. Such measures include increasing the level of wood and raw material inventories in the factories and advancing its inventories of finished goods product, bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of products. Suzano has also been continuously monitoring the evolution of credit risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

Due to quarantine and isolation measures adopted globally, as well as school and office closures and switch to remote work, the demand for printing and writing papers was reduced. In light of this, Suzano and several other paper producers around the world temporarily reduced its paper production volume by means of temporary stoppage at paper production lines. Suzano temporarily suspended the paper production lines of the Mucuri and Rio Verde units, having resumed the activities at the beginning of July 2020.

Finally, Suzano has increased efforts to maintain interaction with its main stakeholders, aimed at guaranteeing adequate transparency and flow of information in a timely manner in light of the social and economic conjuncture. The COVID-19 pandemic has had, and will likely continue to have, an impact on our business, financial condition, results of operations and prospects. Further information on measures and activities in the context of Covid-19 are available on Suzano’s Investor Relations website. We will continue to closely monitor and evaluate the nature and extent of the impact of COVID-19 on our operations, liquidity, financial condition, results of operations and prospects. We may also take further actions that alter our business operations, as may be required by local authorities, or that we determine are in the best interests of our employees, communities and clients.

Secondary Offering

On October 6, 2020, BNDES Participações S.A. (BNDESPAR) sold 150,217,425 common shares of Suzano in a secondary offering, without par value, at a price per share of R$46.00, totaling R$6.9 billion. The offering included 13,180,000 shares in the form of American Depositary Shares (“ADS”), at a price of US$8.15 per ADS.

Tax Assessment – Corporate Income Tax and Social Contribution

On October 5, 2020, Suzano was notified about a tax assessment issued by the Brazilian Internal Revenue Service claiming the payment of Corporate Income Tax and Social Contribution in the total amount of R$450.2 million, resulting from the remeasurement of profit of its wholly-owned subsidiary Suzano Trading Ltd. in the years ended December 31, 2014, 2015 and 2016. The officers of Suzano Trading Ltd. from 2014 to 2016 were also included in the tax assessment as jointly liable. For more information, see the Note 30.2 to Suzano’s unaudited condensed consolidated interim financial information for the three and nine-month period ended September 30, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2020

SUZANO S.A.

By:	/s/ Marcelo Feriozzi Bacci
	Name:	Marcelo Feriozzi Bacci
	Title:	Chief Financial Officer and Investor Relations Director